UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________________
Form 11-K
__________________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

¬	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 001-15885
_________________________________
MATERION CORPORATION
RETIREMENT SAVINGS PLAN
(Full Title of the Plan)

MATERION CORPORATION
6070 Parkland Blvd.
Mayfield Heights, OH 44124

(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office.)

Materion Corporation
Retirement Savings Plan

Required Information

Page No.
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits - December 31, 2013 and 2012	2
Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2013	3
Notes to Financial Statements	4
Schedule to be filed under ERISA
a. Schedule H, Line 4i, Schedule of Assets (Held at End of Year)	9
Signature	10
Exhibits
23.1 Consent of Independent Registered Public Accounting Firm	11

Report of Independent Registered Public Accounting Firm

To the Compensation Committee and Governance and Organization Committee of Materion Corporation and the Materion Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Materion Corporation Retirement Savings Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Materion Corporation Retirement Savings Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 27, 2014

Materion Corporation
Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2013	2012
Assets
Investments	$234,318,951	$201,250,999
Receivables:
Employer contributions	1,057,750	602,509
Participant contributions	302,034	279,376
Notes receivable from participants	5,360,875	5,122,441
Total receivables	6,720,659	6,004,326
Pending sales	206,569	284,672
Total Assets	241,246,179	207,539,997
Net assets available for benefits	$241,246,179	$207,539,997

See accompanying notes to financial statements.

Materion Corporation
Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013

Additions
Net investment income:
Net appreciation in fair value of investments	$32,303,457
Interest and dividends	6,630,791
38,934,248
Interest income on notes receivable from participants	38,754
Contributions:
Participants	10,232,513
Employer	2,833,155
Catch-up	424,475
Rollover	2,501,007
15,991,150
Total additions	54,964,152
Deductions
Benefit payments	21,213,474
Administration fee	40,352
Defaulted loans	4,144
Total deductions	21,257,970
Net increase	33,706,182
Net assets available for benefits:
Beginning of year	207,539,997
End of year	$241,246,179

See accompanying notes to financial statements.

Materion Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012
and Year Ended December 31, 2013

Note A — Description of the Plan
The following description of the Materion Corporation Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan that covers certain eligible employees of Materion Corporation (Company) and participating employers who have adopted the Plan (Company reference includes participating employers where appropriate). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Administrative Committee (the Committee) is responsible for the general administration of the Plan. Fidelity Management Trust Company is the trustee and recordkeeper for the Plan.

Contributions
The Plan provides for basic contributions by employees of up to 6% of their earnings through pre-tax (salary reduction), Roth or after-tax contributions. Currently, basic contributions are matched by the Company at the rate of 25% of such contributions for all participants. The rate at which such basic contributions are matched by the Company may be decreased or increased (up to a 100% rate) by action of the Company's Board of Directors.

An employee who makes basic contributions of 6% of earnings may also make supplemental contributions of up to 44% of earnings which are not matched by Company contributions and which may be made in any combination of pre-tax and/or after-tax contributions.

An employee's contributions made to the Plan on a combined pre-tax and Roth basis may not exceed certain IRS maximum amounts. The maximum amount is $17,500 in 2013. If an employee will be 50 or older by the end of the plan year, and is making the maximum elective contribution for the year, he/she may make additional pre-tax “catch-up” contributions of up to 75% of earnings. In 2013, the maximum amount for a catch-up contribution is $5,500. Employees can also designate such contributions as being made on a Roth 401(k) basis under the Plan.

Currently, participants can direct, in increments of 1%, their basic, supplemental, rollover, catch-up, Company matching, and transfer contributions (as described in the Plan) to be invested in any of the fund options offered by the Plan. Participants can also transfer amounts between fund options on each investment change date.

Effective May 26, 2012, the Company amended the Materion Corporation Savings and Investment Plan to add an annual retirement contribution feature to the Plan. At that time, the name of the Plan was also amended, so that it is now called the Materion Corporation Retirement Savings Plan. This new annual retirement contribution is made for all U.S. employees who are employed on the last day of each plan year, beginning December 31, 2012, and who are not covered under the Company's defined benefit plan, which was closed to new entrants as of May 26, 2012. The annual retirement contribution is calculated as a percentage of the employee's eligible compensation each year for all pay periods beginning on and after May 26, 2012 and is based on the following table:

Age Plus Points Service	Contribution Percentage
Under 35	1.5%
35.00—49.99	2.5%
50.00—64.99	3.5%
65.00 and over	4.5%
The age and service are calculated as of the last day of each plan year.

Materion Corporation
Retirement Savings Plan
Notes to Financial Statements — Continued

Vesting
All employee and Company matching contributions are fully vested at all times. All employees hired prior to May 26, 2012 who are eligible to receive the annual retirement contribution are fully vested in this contribution at all times. All employees hired on and after May 26, 2012 will be fully vested in the annual retirement contribution after 3 years of continuous service with the Company.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans
A participant may, subject to certain limitations, borrow funds from his/her account, provided such loan is secured by 50% of the value of the participant's account, immediately prior to the loan and evidenced by a promissory note executed by the participant; however, a loan may not be drawn from the participant's annual retirement contributions.

Payment of Benefits
At retirement, death or other termination, a participant (or his death beneficiary) is eligible to receive a distribution of all employee and Company matching and vested annual retirement contributions credited to the employee's account plus or minus any net gain or loss thereon. Prior to termination of employment, distribution of certain amounts is permitted, not including, however, annual retirement contributions.

The value of distributions and withdrawals is based on the value of a participant's vested account on the valuation date immediately preceding the date of distribution or withdrawal.

Distribution to a participant or a person designated by the participant as his death beneficiary is made under one or more (as applicable) of the following methods as elected by the participant (or in certain cases the death beneficiary):

i.	Lump sum payment in cash;

ii.
Lump sum payment in cash, except that a participant's interest in the Company Stock Fund and the PAYSOP contributions account will be paid in full shares of Common Stock of the Company, with any fractional shares being paid in cash; and

iii.	Periodic distributions, not more frequently than monthly, of at least $200.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.
Note B — Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment Valuation
Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note G for further discussion of fair value measurements.

Materion Corporation
Retirement Savings Plan
Notes to Financial Statements — Continued

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis.

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded at the earliest time permitted under Plan distribution rules.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Note C — Investments
During 2013, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Materion Common Stock	$3,360,635
Equity Securities	28,942,822
$32,303,457

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	December 31
	2013	2012
Materion Corporation Common Stock	$16,826,664	$17,705,874
DFA U.S. Large Cap Value Fund*	12,798,654	*
Fidelity Blue Chip Growth Fund	30,549,035	23,580,382
Fidelity Diversified International Fund	15,301,363	12,881,124
Fidelity Freedom K 2020 Fund	13,212,142	11,142,174
Fidelity Money Market Trust: Retirement Money Market Portfolio	20,065,252	18,257,185
Fidelity Spartan 500 Index Institutional Fund	20,527,940	16,025,509
PIMCO Total Return Institutional Fund	21,357,848	26,835,614
*This value was less than 5% of the Plan's net assets in the respective year.

Materion Corporation
Retirement Savings Plan
Notes to Financial Statements — Continued

Note D — Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated March 10, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.
Note E — Transactions with Parties-in-Interest
All legal and accounting expenses of the Plan are paid by the Company. All administrative fees are paid as noted above or pursuant to the trust by the Plan. Other than as described above, the Plan did not have any agreements or transactions with parties-in-interest.

During 2013, the Plan had the following transactions related to shares of Materion Corporation Common Stock:

Purchases	$3,867,684
Sales	8,290,902
Note F — Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
Note G — Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to the unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in the active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

Materion Corporation
Retirement Savings Plan
Notes to Financial Statements — Continued

Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2013.

Materion Common Stock: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

Equity securities: The fair values of these securities are based on observable market quotations for identical assets and are valued at the quoted net asset value (NAV) of shares held by the Plan at year-end.

Interest bearing cash: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Materion Common Stock	$16,826,664	$—	$—	$16,826,664
Equity securities
U.S. (a)	176,624,403	—	—	176,624,403
International (b)	19,328,693	—	—	19,328,693
Interest bearing cash (c)	21,539,191	—	—	21,539,191
Total investments	$234,318,951	$—	$—	$234,318,951

a.	Mutual funds that invest in various sectors of the U.S. market.

b.	Mutual funds that invest in non-U.S. companies primarily in developed countries that are generally considered to be value stocks.

c.	Money market funds that invest in U.S. dollar denominated securities with an income objective that seeks to preserve the value of the investment at $1.00 per share.

Certain of the Plan’s investments at fair value have been estimated using the NAV per share of the investment. Plan participants had the ability to redeem those investments with the investee at NAV per share at December 31, 2013 and 2012. There were no unfunded commitments, normal course of business redemption restrictions, or other redemption restrictions on those investments at December 31, 2013 or 2012.

Materion Corporation
Retirement Savings Plan
EIN: 34-1919973 Plan Number—003
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2013

	Description of Investment	Current Value
Materion Corporation Common Stock*	545,434.801 shares	$16,826,664
Equity securities:
DFA U.S. Large Cap Value Fund	404,764.501 shares	12,798,654
DFA Emerging Markets Value I Fund	55,762.384 shares	1,539,599
Dodge & Cox International Stock Fund	57,800.449 shares	2,487,731
Fidelity Blue Chip Growth Fund*	481,694.029 shares	30,549,035
Fidelity Diversified International Fund*	414,558.725 shares	15,301,363
Fidelity Freedom K 2000 Fund*	66,820.789 shares	816,550
Fidelity Freedom K 2005 Fund*	10,607.782 shares	142,569
Fidelity Freedom K 2010 Fund*	168,301.364 shares	2,361,268
Fidelity Freedom K 2015 Fund*	436,190.632 shares	6,211,355
Fidelity Freedom K 2020 Fund*	887,912.752 shares	13,212,142
Fidelity Freedom K 2025 Fund*	507,848.773 shares	7,876,734
Fidelity Freedom K 2030 Fund*	533,969.253 shares	8,468,752
Fidelity Freedom K 2035 Fund*	371,361.934 shares	6,082,908
Fidelity Freedom K 2040 Fund*	261,330.097 shares	4,304,107
Fidelity Freedom K 2045 Fund*	142,902.677 shares	2,400,765
Fidelity Freedom K 2050 Fund*	88,181.778 shares	1,487,627
Fidelity Freedom K 2055 Fund*	22,734.596 shares	274,407
Fidelity Freedom K Income Fund*	97,713.495 shares	1,168,653
Fidelity Spartan 500 Index Institutional Fund*	313,451.525 shares	20,527,940
Harbor Small Cap Value Institutional Class	163,002.184 shares	4,182,636
Morgan Stanley Institutional Fund, Inc.
Small Company Growth Portfolio	277,550.202 shares	5,703,657
PIMCO Total Return Fund Institutional Class	1,997,927.788 shares	21,357,848
Third Avenue Real Estate Value Fund	146,870.446 shares	4,232,806
Vanguard Balanced Index Fund Institutional	348,350.402 shares	9,586,603
Vanguard Inflation-Protected Securities Fund Institutional	272,852.397 shares	2,829,479
Vanguard Mid-Cap Index Fund Institutional	334,039.485 shares	10,047,908
		195,953,096
Interest bearing cash:
Fidelity Cash Reserves Fund*	1,267.150 shares	1,267
Fidelity Money Market Trust: Retirement Money
Market Portfolio*	20,065,252.300 shares	20,065,252
Fidelity Treasury Only Money Market Fund*	1,472,671.930 shares	1,472,672
		21,539,191
Participant loans*	Interest rates ranging from 0.25% to 7.63% with maturity dates through 2028	5,360,875
		$239,679,826
* Party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MATERION CORPORATION
RETIREMENT SAVINGS PLAN

Date: June 27, 2014	By:	/s/ Michael C. Hasychak
Michael C. Hasychak
Vice President, Treasurer and Secretary
Materion Corporation